Exhibit 21

Subsidiaries of Aspirity Holdings LLC

Company Name	Jurisdiction of Organization
Aspirity Energy, LLC	Minnesota
Aspirity Energy Northeast, LLC	Minnesota
Aspirity Energy Mid-States, LLC	Minnesota
Aspirity Energy South, LLC	Minnesota
Aspirity Financial, LLC	Minnesota